 Exhibit 99.1

Press Release

CENTOGENE Reaches 12,500 Patient Milestone in World’s Largest Observational Study on Parkinson’s Disease Genetics

Working together with Denali Therapeutics to accelerate data-driven precision medicine for the PD community

•	Rostock International Parkinson's Disease (ROPAD) Study aims to characterize the genetics of PD to establish a better understanding of the disease progression, diagnosis, and treatment

•	Worldwide 120 study sites marks this as the largest observational study for genetics in PD

CAMBRIDGE, Mass., ROSTOCK, Germany and BERLIN, October 3, 2022 (GLOBE NEWSWIRE) -- Centogene N.V. (Nasdaq: CNTG), the commercial-stage essential biodata life science partner for rare and neurodegenerative diseases, today announced reaching a significant milestone with the recruitment and genetic testing of 12,500 participants in the Rostock International Parkinson's Disease (ROPAD) Study. With more than 120 study sites around the world, CENTOGENE is leading the largest study of its kind – a global observational study focused on the role of genetics in Parkinson's disease (PD). As part of the ROPAD study, CENTOGENE utilizes CentoCard®, its proprietary, CE-marked dried blood spot collection kit in combination with state-of-the-art sequencing technologies to develop a first-in-class Parkinson’s Disease Panel that is being used to screen participants for mutations in leucine-rich repeat kinase 2 (LRRK2) as well as other PD-associated genes. CENTOGENE’s Parkinson’s Disease Panel has been widely adopted by clinicians and its use could provide vital information to allow more precise therapeutic development in the future.

Having met the initial milestone of recruiting and performing genetic testing of 10,000 participants in March 2021, CENTOGENE and Denali Therapeutics extended their partnership to recruit and test an additional 2,500 patients. In 2018, CENTOGENE entered a strategic collaboration with Denali Therapeutics for the targeted global identification of PD patients with mutations in the LRRK2 gene. The LRRK2 gene is one of the most common mutated genes in familial PD.

Patients enrolled in ROPAD and identified with a LRRK2 mutation may be eligible for participation in future therapeutic clinical studies. CENTOGENE conducts clinical studies with biopharma partners around the world, such as Denali Therapeutics who are currently evaluating the efficacy and safety of a small molecule, LRRK2 inhibitor, which aims to slow the progression of PD in individuals with a pathogenic mutation in LRRK2 in the LIGHTHOUSE study. More information about LIGHTHOUSE (NCT05418673) is available at ClinicalTrials.gov.

“Parkinson’s disease is a devastating neurodegenerative disease, and there is a significant medical need to truly unveil deeper data on PD genetics to accelerate diagnosis and personalized Parkinson’s treatments,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “In reaching such a pivotal milestone in our Parkinson’s disease study, we have been able to unlock significant insights into the genetic factors – which we believe together with partners, such as Denali with their therapeutics targeting LRRK2, will accelerate the development of potentially life-saving therapeutics for many PD patients around the world.”

“More than 10 million people worldwide are affected by Parkinson’s disease, many of which are tied to genetic factors, like LRRK2,” said Carole Ho, M.D., Chief Medical Officer at Denali. “In combining forces with CENTOGENE, we have unlocked significant insights and are committed to working together towards a unified goal of accelerating the development of potentially life-saving therapeutics for PD patients around the world.”

About ROPAD

The Rostock International Parkinson's Disease Study (ROPAD) is a global epidemiological study focusing on the role of genetics in Parkinson's disease (PD). The major goal of the study is to characterize the genetics of PD to establish a better understanding of the disease etiology, diagnosis, and severity.

CENTOGENE utilizes CentoCard®, the Company’s proprietary, CE-marked dried blood spot collection kit in combination with state-of-the-art sequencing technologies to screen for mutations in LRRK2 and other PD-associated genes. This is based on insights powered by the CENTOGENE Biodatabank, what the Company believes to be the world’s largest real-world data repository for rare and neurodegenerative diseases. Throughout this study, 12,500 participants from around the world have been tested over a circa three-year period.

Patients with mutations in PD genes are offered further clinical assessment in a supplementary study, ‘Lübeck International Parkinson’s Disease Project (LIPAD),’ conducted at the University of Lübeck where a detailed phenotyping of participants is being performed. Patients enrolled in ROPAD and identified with a LRRK2 mutation may be eligible for participation in future therapeutic clinical studies. CENTOGENE conducts clinical studies with biopharma partners around the world, such as Denali Therapeutics, who are currently developing a small molecule, LRRK2 inhibitor for the treatment of PD.

To learn more about ROPAD, visit: https://www.centogene.com/pharma/clinical-trial-support/rostock-international-parkinsons-disease-study-ropad.

About Denali Therapeutics

Denali Therapeutics is a biopharmaceutical company developing a broad portfolio of product candidates engineered to cross the blood-brain barrier (BBB) for neurodegenerative diseases. Denali pursues new treatments by rigorously assessing genetically validated targets, engineering delivery across the BBB and guiding development through biomarkers that demonstrate target and pathway engagement. Denali is based in South San Francisco. For additional information, please visit www.denalitherapeutics.com.

About CENTOGENE

CENTOGENE (Nasdaq: CNTG) is transforming real-world clinical, genetic, and multiomic data to enable better health outcomes for patients with rare and neurodegenerative diseases. For over 15 years, CENTOGENE has been providing diagnostic insights to patients with genetic diseases through our network of nearly 30,000 active physicians. CENTOGENE now believes its Biodatabank is the world’s largest real-world data repository of corresponding patients from more than 120 countries. Simplified logistics solutions, including CentoCard® for sending biosamples, and our ISO, CAP, & CLIA certified state-of-the-art multiomic reference labs offer patients rapid and reliable diagnoses to support the identification and personalization of their treatments. Ultimately, offering the best treatment for patients involves developing new or better therapies. We are de-risking orphan drug discovery and development by partnering with more than 30 biopharma in target & drug screening, clinical development, market access and expansion. CENTOGENE engages in biodata partnerships with our Biodata Licenses and Insight Reports.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com